As filed with the Securities and Exchange Commission on November 18, 2008
                                                         Registration No. 333  -

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       ----------------------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                               ------------------

                                     WPP PLC
   (Exact name of issuer of deposited securities as specified in its charter)

                               ------------------

                                       N/A
                   (Translation of issuer's name into English)

                               ------------------

                               The United Kingdom
            (Jurisdiction of incorporation or organization of issuer)

                       ----------------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                               ------------------

                              388 Greenwich Street
                            New York, New York 10013
                                 (212) 816-6763
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive
                                    offices)

                               ------------------

                              CT Corporation System
                         111 Eighth Avenue (13th floor)
                            New York, New York 10011
                                 (212) 894-8940
       (Address, including zip code, and telephone number, including area code, of agent for service)

                       ----------------------------------

                                   Copies to:
    Ralph W. Norton, Esq.                         Herman H. Raspe, Esq.
     Davis & Gilbert LLP                   Patterson Belknap Webb & Tyler LLP
        1740 Broadway                          1133 Avenue of the Americas
  New York, New York 10019                      New York, New York 10036

                       ----------------------------------

It is proposed that this filing become effective under Rule 466:
                                                  |X|  immediately upon filing.
                                                  |_|  on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |_|

                       ----------------------------------

                         CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------------
                                                          Proposed Maximum     Proposed Maximum
       Title of Each Class of           Amount to be       Aggregate Price    Aggregate Offering      Amount of
     Securities to be Registered         Registered           Per Unit*            Price**         Registration Fee
-------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each        200,000,000             $5.00            $10,000,000           $393.00
representing five (5) ordinary
shares, par value 10 pence per
share, of WPP plc
-------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

      This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1.           DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
1.   Name of Depositary and address of its principal executive     Face of Receipt -  Introductory Article.
     office

2.   Title of Receipts and identity of deposited securities        Face of Receipt  - Top Center.

Terms of Deposit:

       (a)    The amount of deposited securities represented by    Face of Receipt  - Upper right corner.
              one American Depositary Share ("ADSs")

       (b)    The procedure for voting, if any, the deposited      Reverse of Receipt  - Paragraphs (15) and (16).
              securities

       (c)    The procedure for collecting and distributing        Reverse of Receipt - Paragraph (14).
              dividends

       (d)    The procedures for transmitting notices, reports     Reverse of Receipt  - Paragraphs (13), (15) and
              and proxy soliciting material                        (16).

       (e)    The sale or exercise of rights                       Reverse of Receipt - Paragraphs (14)
                                                                   and (15).

       (f)    The deposit or sale of securities resulting from     Face of Receipt - Paragraphs (3) and (6);
              dividends, splits or plans of reorganization         Reverse of Receipt - Paragraphs (14) and (17).

       (g)    Amendment, extension or termination of the deposit   Reverse of Receipt - Paragraphs (20) and (21) (no
              agreement                                            provision for extensions).

       (h)    Rights of holders of Receipts to inspect the         Reverse of Receipt - Paragraph (13).
              transfer books of the Depositary and the list of
              holders of ADSs

       (i)    Restrictions upon the right to transfer or           Face of Receipt - Paragraphs (2), (3), (4), (6),
              withdraw the underlying securities                   (7), (9) and (10).

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
       (j)    Limitation upon the liability of the Depositary      Face of Receipt - Paragraph (7);
                                                                   Reverse of Receipt - Paragraph (18).
3.    Fees and charges that may be imposed                         Face of Receipt - Paragraph (10).
      directly or indirectly on holders of ADSs

Item 2.           AVAILABLE INFORMATION                            Reverse of Receipt - Paragraph (13).

      The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be retrieved from the Commission's website (www.sec.gov), and can be inspected by holders of ADSs and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington D.C. 20549, and at the principal executive office of the depositary.

                                   PROSPECTUS

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.     EXHIBITS

      (a) Form of Deposit Agreement, by and among WPP plc, (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder ("Deposit Agreement"). -- Filed herewith as Exhibit (a).

      (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. -- None.

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

      (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. -- Filed herewith as Exhibit (d).

      (e)   Certificate under Rule 466. -- Filed herewith as Exhibit (e).

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Set forth on the signature pages hereto.

Item 4.     UNDERTAKINGS

      (a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, by and among WPP plc, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 18th day of November, 2008.

                                     Legal entity created by the Deposit
                                     Agreement under which the American
                                     Depositary Shares registered hereunder are to be issued, each American Depositary Share representing five (5) ordinary shares, par value 10 pence per share, of WPP plc

                                     CITIBANK, N.A., solely in its capacity as Depositary


                                     By: /s/ Thomas Crane
                                         ---------------------------------------
                                         Name:  Thomas Crane
                                         Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, WPP PLC certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in the city of New York, State of New York on November 18, 2008.

                                     WPP plc


                                     By: /s/ Paul W.G. Richardson
                                         ---------------------------------------
                                         Name:  Paul W.G. Richardson
                                         Title: Finance Director

                               POWERS OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Paul W. G. Richardson to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities and on the dates indicated below.

Signature                   Title                                           Date
---------                   -----                                           ----


/s/ Philip Lader
-------------------------   Chairman (non-executive) of the Board of        November 18, 2008
Philip Lader                Directors


/s/ Sir Martin Sorrell
-------------------------   Group Chief Executive Officer (Principal        November 18, 2008
Sir Martin Sorrell          Executive Officer and Director)


/s/ Paul W. G. Richardson
-------------------------   Group Finance Director (Principal Financial     November 18, 2008
Paul W. G. Richardson       Officer and Director), Authorized
                            Representative in the United States


/s/ David Barker
-------------------------   Group Finance Controller (Controller)           November 18, 2008
David Barker


/s/ Mark Read
-------------------------   Executive Director                              November 18, 2008
Mark Read

Signature                   Title                                           Date
---------                   -----                                           ----


------------------------    Non-Executive Director                          ________ __, 2008
Colin Day


------------------------    Non-Executive Director                          ________ __, 2008
Esther Dyson


------------------------    Non-Executive Director                          ________ __, 2008
Orit Gadiesh


------------------------    Non-Executive Director                          ________ __, 2008
David H. Komansky


------------------------    Non-Executive Director                          ________ __, 2008
Stanley W. Morten


/s/ Koichiro Naganuma
------------------------    Non-Executive Director                          November 18, 2008
Koichiro Naganuma


------------------------    Non-Executive Director                          ________ __, 2008
Lubna Olayan


/s/ John A. Quelch
------------------------    Non-Executive Director                          November 18, 2008
John A. Quelch


/s/ Jeffrey A. Rosen
------------------------    Non-Executive Director                          November 18, 2008
Jeffrey A. Rosen


/s/ Timothy Shriver
------------------------    Non-Executive Director                          November 18, 2008
Timothy Shriver


------------------------    Non-Executive Director                          ________ __, 2008
Paul Spencer

                                Index to Exhibits

                                                                Sequentially
Exhibit          Document                                       Numbered Page
-------          --------                                       -------------

(a)              Form of Deposit Agreement
(d)              Opinion of counsel to the Depositary
(e)              Rule 466 Certification